12010533

RECEIVED FEB 29 2012 189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53425

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Venecredit Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Brickell Avenue, Suite 1575
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

6750 North Andrews Avenue, Suite 200 (Address) Fort Lauderdale (City) Florida (State) 33131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alvaro Frias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Venecredit Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

MICHEL NICOLAS
MY COMMISSION # DD 907911
EXPIRES: August 2, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe Horwath™

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of VBT Holdings, LTD.)
Miami, Florida
(S.E.C. I.D. No. 8-53425)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
December 31, 2011
and
REPORT OF INDEPENDENT AUDITORS
and
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of VBT Holdings, LTD.)
Miami, Florida
(S.E.C. I.D. No. 8-53425)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
December 31, 2011
and
REPORT OF INDEPENDENT AUDITORS
and
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of VBT Holdings, LTD.)
Miami, Florida

FINANCIAL STATEMENTS
December 31, 2011

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Venecredit Securities, Inc. as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venecredit Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling other information directly to the underlying accounting and such records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 10, 2012

VENECREDIT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

	2011
ASSETS	
Cash and cash equivalents	$ 1,524,200
Deposit with clearing organization (restricted)	100,000
Trading assets, at fair value	1,459,559
Commissions and fees receivable	4,673
Fixed assets, net	38,509
Prepaid expenses and other assets	59,190
	$ 3,186,131
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 6,039
Accrued commissions	53,031
Accrued expenses and other liabilities	207,773
Total Liabilities	266,843
Stockholder's equity	
Common stock, $1 par value; 1,000,000 shares, authorized 1,000,000 shares issued and outstanding	1,000,000
Retained earnings	1,919,288
Total stockholder's equity	2,919,288
	$ 3,186,131

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2011

	2011
Revenue:	
Commissions	$ 1,723,940
Administrative fees	298,550
Interest income	83,768
Loss on trading securities, net	(50,123)
Other income	94,346
	2,150,481
Expenses:	
Compensation and benefits	533,519
Commission expense	507,000
Professional services	140,025
Clearing fees	106,418
Occupancy and equipment	130,562
Insurance	86,011
Other	109,471
	1,613,006
Income before income taxes	537,475
Income tax expense	202,303
Net income	$ 335,172

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2011

	Common Stock	Retained Earnings	Total
Balance at January 1, 2011	$ 1,000,000	$ 1,584,116	$ 2,584,116
Net income	-	335,172	335,172
Balance at December 31, 2011	$ 1,000,000	$ 1,919,288	$ 2,919,288

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2011

	2011
Cash flows from operating activities	
Net income	$ 335,172
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	26,233
Changes in assets and liabilities	
Trading assets	476,320
Commissions and fees receivable	5,019
Prepaid expenses and other assets	(6,557)
Accounts payable	3,070
Accrued commissions	(49,741)
Accrued expenses and other liabilities	110,365
Total adjustments	564,709
Net cash provided by operating activities	899,881
Cash flows from investing activities	
Capital expenditures	(158)
Net cash used in investing activities	(158)
Net change in cash and cash equivalents	899,723
Cash and cash equivalents at beginning of year	624,477
Cash and cash equivalents at end of year	$ 1,524,200
Supplemental disclosure:	
Income taxes paid	$ 78,353

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Venecredit Securities, Inc. (the Company) was formed in May 2001 and is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission (SEC). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of VBT Holdings, LTD. The Company offers traditional securities transaction and brokerage services to its customers. The Company clears its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York (Pershing). The Company is a member of and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company primarily operates in South Florida and Venezuela.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and due from banks for purposes of the statement of cash flows.

Trading Assets: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under the correspondent clearing agreement with its clearing agent, has agreed to indemnify the clearing agent from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. There were no accounts with margin balances as of December 31, 2011. Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

Office Furnishings, Equipment, and Leasehold Improvements: Office furnishings, equipment, and leasehold improvements are stated at cost, less accumulated depreciation that is computed using the straight-line method. Office furnishings and equipment are depreciated over their useful lives, which range from three to five years. Leasehold improvements are depreciated over the lesser of their useful lives or the remaining lease term, which range from six to seven years.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, receivables and payables, and accrued expenses), approximate their fair value because of the short maturity of the instruments.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk: As of December 31, 2011, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. As more fully disclosed in Note 3, the Company also has a trading security portfolio with significant concentration risk in fixed income securities (corporate bonds).

Most of the Company's business activity is with customers located within Venezuela. Therefore, the Company's exposure to any future credit and liquidity risks is significantly affected by changes in the economy and political stability of Venezuela.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

In the event that the Company recognizes interest and/or penalties related to income tax matters, these are reconciled as income tax expense in the accompanying statements of operations.

NOTE 2- FULLY- DISCLOSED CLEARING AGREEMENT

In 2001, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2011, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in the statement of financial condition as deposit with clearing organization (restricted). Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

(Continued)

NOTE 3 – TRADING ASSETS AND CONCENTRATIONS OF CREDIT RISK

As of December 31, 2011 securities owned were as follows:

	2011
US Corporate Bonds:	
Boeing Cap Corp	$ 48,362
Kimberly Clark Corp	115,622
Hewlett Packard Co Global	48,216
Coca Cola Enterprise Inc	35,154
Walt Disney New Medium Term	33,297
Target Corp	15,126
John Deere Cap Corp	18,245
Kraft Foods Inc Global	62,329
Federal Express Corp	102,833
General Electric Cap Corp Medium Term	85,888
HSBC Fin Corp	32,477
Hewlett Packard Co Global	20,544
Seariver Maritime Financial Holdings Inc	318,715
John Deere Cap Corp Medium Term	77,611
Caterpillar Financial Services Corp Powernotes	103,525
Caterpillar Financial Services Corp	10,377
Hershey Co	72,483
Sara Lee Corp	77,430
Altria Group Inc	112,895
	1,391,129
Corporate Bonds from Other Countries:	
BMW Finance Euro Med Term	$ 34,541
Du Pont Co	20,686
Anheuser Busch	13,203
	68,430
	$ 1,459,559

NOTE 4 –FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

(Continued)

NOTE 4 –FAIR VALUE (Continued)

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of trading securities outstanding that are determined by obtaining quoted prices on nationally recognized securities exchanges are Level 1 inputs. For securities where quoted prices are not recent or active, fair values are calculated based on inputs that are observable and corroborated by market data of the identical asset (Level 2).

Fair Value Measurements at

	December 31, 2011 Using:			
	(Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 2)	Significant Other Observable Inputs (Level 3)	Significant Unobservable Inputs Total
Corporate Bonds	$ 901,588	$ 557,971	$ -	$ -

NOTE 5 - INCOME TAXES

Income tax expense for the period ended December 31, 2011 was as follows.

	2011
Current	$ 206,178
Deferred	(3,875)
	$ 202,303

Period-end deferred tax asset was due to the following.

Deferred tax assets:	
Fixed asset depreciation	$ 15,731

The federal statutory rate for the Company is 34%. Effective tax rates differ from the federal statutory rate applied to financial statement income due to the effect of state income taxes and other miscellaneous items.

NOTE 6 – LEASES

The Company has an operating lease for its office space. Estimated rent commitments under the non-cancelable operating lease amounts to $133,272 in 2012 and $91,184 in 2013. The Company subleases a portion of the above mentioned lease on a month by month basis and recognizes the income as an offset to occupancy expenses in the accompanying statement of operations.

Rent expense was $96,326 for the year ended December 31, 2011 net of sublease payments of $46,669.

(Continued)

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company is a member of a group of companies affiliated through common ownership and management. During 2011, the Company earned approximately $729,846 from commissions derived from trades involving these Companies under the same control and the respective management.

At December 31, 2011, there are no amounts due from and due to any Company within the common ownership group.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2011, the Company had net capital of $2,780,274, which was $2,680,274 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .096 to 1 at December 31, 2011.

SUPPLEMENTARY INFORMATION

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2011

Total stockholder's equity	$ 2,919,288
Deductions and/or charges	
Net fixed assets	38,509
Other non-allowable assets	68,310
Net capital before haircuts on securities	$ 2,812,469
Haircuts on securities	32,195
Net capital	$ 2,780,274
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable	$ 6,039
Accrued commissions	53,031
Accrued expenses and other liabilities	207,773
Total aggregate indebtedness	$ 266,843
Aggregate indebtedness to net capital	9.6%
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Net capital	2,780,274
Excess net capital	$ 2,680,274
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$ 2,660,274

There are no differences between the amounts presented above and the amounts presented in the Company's December 31, 2011 unaudited FOCUS Part IIA filings submitted on January 26, 2012.

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2011

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1 __________

B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained __________

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm: Pershing Advisor Solutions LLC ____X____

D. (k)(3) - Exempted by the order of the Commission __________

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Venecredit Securities, Inc. (the Company), as of December 31, 2011 and for the year then ended in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2.Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 10, 2012